SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company)

HITTITE MICROWAVE CORPORATION

(Name of Person Filing)

Common Stock, $0.01 par value per share

(Title Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Rick D. Hess

Chief Executive Officer

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, Massachusetts 01824

(978) 250-3343

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert W. Sweet, Jr.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on June 23, 2014 (as heretofore amended, and as amended hereby, the “Schedule 14D-9”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“us” or “Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) originally filed by Analog Devices and the Purchaser with the Securities and Exchange Commission on June 23, 2014. This Amendment No. 2 is being filed on behalf of Hittite. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The second sentence of the second paragraph on page 16 (in the subsection entitled “Background of the Offer and Merger”) is hereby replaced with the following:

“In response to this proposal, we engaged Deutsche Bank Securities Inc. (“Deutsche Bank”), as financial advisor.”

•	The second and third sentences in the third paragraph on page 22 (in the subsection entitled “Background of the Offer and Merger”) are hereby replaced with the following:

“The change in control agreements, and Mr. Hess’ employment agreement as originally entered into in March 2013, provide for severance benefits, including the acceleration of unvested stock awards, if the officer’s employment by us is involuntarily terminated, other than for cause or misconduct, or voluntarily terminated under circumstances that constitute constructive termination, within 12 months after a change in control of our company. The change in control agreements, which had been under active consideration by the Compensation Committee of our Board for over three years, were entered into at this time because the Committee considered that it was in the best interest of our stockholders that our executive team be able to evaluate objectively whether a potential change in control transaction, whether proposed by Analog Devices or by another potential bidder, was advantageous to us and our stockholders, and that it was important that their services be retained during consideration by our Board of the potential change in control transaction.”

•	The third sentence of the first full paragraph on page 23 (in the subsection entitled “Background of the Offer and Merger”) is hereby replaced with the following:

“They presented an analysis of the revised proposal, stating that it represented a premium of 24% over our closing stock price of $60.65 on April 17, 2014, the day before the offer, and an implied 2014 P/E multiple for us that would be among the highest NTM P/E multiples paid in the last 10 years for an all-cash acquisition of a public target over $1 billion in the semiconductor sector.”

•	The second sentence of the last paragraph beginning on page 23 (in the subsection entitled “Background of the Offer and Merger”) is hereby replaced with the following:

“The representatives of Deutsche Bank stated that in their view, based on their experience and knowledge of the semiconductor industry, prior contacts and transaction experiences with various companies in the industry, and their view of the financial capacity of such companies using publicly available financial information about such companies, there were many companies that would have a strategic interest in acquiring the Company, but only a small number with the financial capability and inclination to do a transaction of this size and at a valuation competitive with the high multiples implied by the Analog Devices offer.”

•	The first full paragraph on page 29 (in the subsection entitled “Background of the Offer and Merger”) is hereby replaced with the following:

“The representatives of Deutsche Bank described their prior engagement by Analog Devices relating to the 2013 sale of Analog Devices’ MEMS microphone business, summarized their compensation arrangements relating to that transaction which had been agreed upon prior to Analog Devices’ initial approach to Hittite, for which they received a fee of approximately $2 million, pursuant to such compensation agreements, and may in the future receive additional compensation of up to $1.4 million, depending on the achievement by the buyer of the business of certain revenue milestones set forth in the Analog Devices sale agreement for its MEMS microphone business, and stated that there was no other material relationship between Deutsche Bank and Analog Devices.”

•	The fourth sentence in the second paragraph on page 30 (in the subsection entitled “Background of the Offer and Merger”) is hereby replaced with the following:

“The representatives of Deutsche Bank reviewed financial aspects of the transaction. In summarizing the transaction, they reported that the offer price of $78.00 per share represented a 29% premium over our closing stock price of $60.56 at June 6, 2014, a 16% premium over our all-time high of $67.04 per share, which occurred on February 17, 2011, and a 38% premium over our enterprise value per share based on our closing stock price at June 6, 2014, an assumed 31.7 million shares outstanding on a fully diluted basis and $481.4 million net cash. At March 31, 2014, we had $492.4 million in cash, cash equivalents and marketable securities, and no debt, and we subsequently used $11.0 million cash for the acquisition of Keragis on May 1, 2014. They stated that the offer price of $78.00 per share represented implied multiples, based on the Management Base Case, as follows: CY14 P/E: 31.0x; CY14 P/E ex. cash: 25.0x; CY14 EV/EBITDA: 15.2x; and CY14 EV/revenue: 6.6x. They also provided their views on the ability of Analog Devices to finance the transaction and included in their presentation an analysis calculating the earnings per share impact of the proposed acquisition on Analog Devices, with and without amortization of intangibles. Management and the Directors discussed again the benefits and risks associated with the alternative of remaining an independent company.”

•	The fourth full paragraph on page 37 (in the subsection entitled “Opinion of Our Financial Advisor—Historical Stock Price Analysis and Valuation Trends”) is hereby replaced with the following:

“Deutsche Bank reviewed the price performance of our Common Stock since our initial public offering on July 21, 2005. During this period, the all-time high stock price, which occurred on February 17, 2011, was $67.04 and the 52-week high, which occurred on October 21, 2013, was $66.22. Deutsche Bank reviewed the Transaction Consideration in relation to historical trading prices of our shares and our equity value and enterprise value at the offer price and the corresponding valuation multiples. The results of the analysis are shown in the table below. Deutsche Bank noted that this review of our stock price was presented for informational and reference purposes.

Valuation summary

($ millions except per share amounts)

		6-Jun-14		ADI offer
Share price		$60.56		$78.00

Offer price premium to
Closing price on 6-Jun-14	$60.56			29%
Average closing share price between 25-Apr-14 and 6-Jun-14	$58.55			33%
All-time high closing price on 17-Feb-11	$67.04			16%

Offer price premium on enterprise value (excluding current net cash per share) to
Closing price on 6-Jun-14				38%
Average closing share price between 25-Apr-14 and 6-Jun-14				45%
All-time high closing price on 17-Feb-11				21%

Total diluted share count (millions)		31.7		31.7

Equity value		$1,918		$2,470
cash and cash equivalents and marketable securities (based on $492.4 million cash and cash equivalents and marketable securities at 31-Mar-14 less $11.0 million cash used in Keragis acquisition)		$481		$481
total debt at 31-Mar-14		$—		$—
Enterprise value		$1,437		$1,989

Net cash per share		$15.20		$15.20

Valuation multiples based on Management Base Case	Metric	Multiple		Multiple
EV / 2014 revenue	$300	4.8	x	6.6	x
EV/ 2014 EBITDA	$131	11.0	x	15.2	x
2014 P/E	$2.51	24.1	x	31.0	x
2014 P/E excluding cash	$2.51	18.0	x	25.0	x”

•	The fourth full paragraph on page 38 and the first two sentences of the last paragraph on such page, carrying over to page 39 (in the subsection entitled “Opinion of Our Financial Advisor— Public Trading Multiples Analysis”) are hereby replaced with the following:

“Deutsche Bank compared the NTM P/E multiple for us since January 2010 to the average NTM P/E multiple of the selected companies as a group over the same period. Deutsche Bank also compared the relative premium of our NTM P/E to the average NTM P/E multiple of the selected companies as a group, also since January 2010. Deutsche Bank noted that, since January 2010, our valuation premium to the selected companies had declined steadily and, at 27%, was below the one- year and three-year averages of the selected companies of 31% and 49%, respectively.

Deutsche Bank also calculated and analyzed, using public filings of the selected companies, and Wall Street research estimates, certain trading multiples for each of the selected companies. Such multiples included, using publicly available analysts’ consensus estimates for the 2014 calendar year (“CY14E”), EV/CY14E revenue, EV/CY14E EBITDA, CY14E P/E, and CY14E P/E excluding cash, and using estimates for the 2015 calendar year (“CY15E”), CY15E P/E and CY15E P/E excluding cash.”

•	The following is inserted between the first sentence of the first paragraph on page 40 (in the subsection entitled “Opinion of Our Financial Advisor— Precedent Transaction Multiples”) and the second sentence of such paragraph:

“The Selected Transactions were as follows:

Transaction	Date announced	Transaction enterprise value (millions)
Aeroflex/Cobham	May 20, 2014	$1,435
LSI/Avago	December 16, 2013	$6,483
Volterra/Maxim	August 15, 2013	$456
SMSC/Microchip	May 2, 2012	$767
Gennum/Semtech	January 23, 2012	$473
Netlogic/Broadcom	September 12, 2011	$3,693
National Semiconductor/Texas Instruments	April 4, 2011	$6,651
Atheros/Qualcomm	January 5, 2011	$3,107

This information regarding the announcement date and transaction enterprise value was presented to our Board for informational and reference purposes.”

•	The fourth and fifth sentences of the last paragraph on page 40, carrying over to page 41 (in the subsection entitled “Opinion of Our Financial Advisor— Discounted Cash Flow Analysis”) are hereby replaced with the following:

“The unlevered free cash flows and the range of terminal values were discounted to present values using a weighted cost of capital ranging from 10.0% to 12.0%, which were chosen by Deutsche Bank based upon an analysis of our capital structure and cost of equity and the capital structures and cost of equity and debt of the following publicly traded comparable companies: TXN, ADI, LLTC, MXIM. Deutsche Bank selected these companies because of the similarity of their business and financial profiles to our business and financial profile. In its analysis, Deutsche Bank assumed (i) a market risk premium of 6.9%, based on Ibbotson Associates, (ii) betas, which is a measure of stock price volatility compared to the market as a whole, for us, TXN, ADI, LLTC and MXIM, based on Ibbotson Associates, (iii) a size premium of 1.8% for us based on Ibbotson Associates, and (iv) a risk free interest rate of 2.6%, based on the yield as of June 6, 2014 of a 10-year US Treasury bond. Based on the foregoing, the analysis resulted in the following implied per Share ranges for our Common Stock, as compared to the Transaction Consideration:

Valuation	Implied perpetual growth rate	Implied equity value per share
Management Downside Case	3.4% – 6.6%	$59.18 – $72.02
Management Base Case	3.3% – 6.6%	$71.98 – $89.18
Management Upside Case	3.3% – 6.6%	$77.57 – $96.62”

•	The third sentence of the last paragraph beginning on page 41 (in the subsection entitled “Opinion of Our Financial Advisor—General”) is hereby replaced with the following:

“Since the beginning of 2011, the DB Group acted as financial advisor to Analog Devices in connection with the sale of its microphone product line to InvenSense, Inc. on October 31, 2013, for which they received fees of approximately $2 million at such time and in the future the DB Group may receive additional compensation of up to $1.4 million, depending on the achievement of certain revenue milestones by InvenSense, Inc. based on microphone sales, which relationships were disclosed to our Board prior to its engagement of Deutsche Bank.”

•	The third paragraph of the first bullet on page 42 (in the subsection entitled “Projected Financial Information—Management base case”) is hereby replaced with the following:

“The Management Base Case (which Deutsche Bank referred to in its March 27, 2014 board presentation as the “management growth case,” because it contemplated revenue growth at a rate significantly in excess of what we had recently experienced) was presented to the Board on March 27, 2014 and was the five-year projection most heavily relied upon by our Board of Directors and by Deutsche Bank in its advice to us.”

•	The last sentence of the second bullet beginning on page 42, carrying over to page 43 (in the subsection entitled “Projected Financial Information—Management downside case”) is hereby replaced with the following:

“ (For clarity, we note that in its presentation to our Board on March 27, 2014, Deutsche Bank labeled what we refer to as the Management Downside Case as the “management base case,” because it assumed revenue growth at a rate more consistent with analysts’ expectations for the semiconductor industry as a whole.)”

•	The following is inserted between the penultimate and final sentences of the third full bullet on page 43 (in the subsection entitled “Projected Financial Information—Free cash flow projections”):

“In its DCF analysis, Deutsche Bank calculated its DCF values as of March 31, 2014 and accordingly prorated our free cash flow projections for 2014 to 75% of the amount projected for the full year.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, after the last paragraph under the heading “Litigation Related to the Transactions,” the following paragraph:

“On July 10, 2014, we, each of our directors, Analog Devices and the Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiff in the Joyce Action, which sets forth the parties’ agreement in principle for a settlement of the Joyce Action. As explained in the MOU, we and each of the other defendants have agreed to the settlement solely to eliminate the burden and uncertainty of continued litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will enter into a settlement agreement. The settlement agreement will be subject to customary conditions, including court approval following notice to our stockholders. In the event that the parties enter into a settlement agreement, a hearing will be scheduled at which the Court of Chancery of the State of Delaware will consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought by or on behalf of the plaintiff or any member of the plaintiff class challenging any aspect of the Offer, the Merger, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law), among other claims. In addition, in connection with the settlement, the parties contemplate that they will seek to negotiate the plaintiff’s claim for attorney’s fees and that plaintiff’s counsel will file a petition in the Court of Chancery of the State of Delaware for an award of attorneys’ fees and expenses to be paid by us or our successor, which the defendants may oppose. We or our successor will pay or cause to be paid any attorney’s fees and expenses awarded by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a settlement agreement or that the Court of Chancery of the State of Delaware will approve the settlement even if the parties were to enter into such settlement agreement. In such event, the proposed settlement as contemplated by the MOU may be terminated. The settlement will not affect the consideration to be received by our stockholders in connection with the Offer and the Merger. We and the other defendants believe the Joyce Action is without merit and, in the event that the MOU is not approved or the requisite conditions are not satisfied, intend to defend the lawsuit vigorously.

Pursuant to the MOU, we agreed to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9, as originally filed by us with the SEC on June 23, 2014 and as amended by Amendment No. 1 thereto, as filed by us with the SEC on June 30, 2014 (“Amendment No. 1”). The supplemental disclosures contemplated by the MOU are set forth in this Amendment No. 2. This Amendment No. 2 should be read in conjunction with the disclosures contained in the Schedule 14D-9, as heretofore amended by Amendment No. 1, each of which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the settlement agreement is in consideration of the supplemental disclosures contained in this Amendment No. 2. Nothing in this Amendment No. 2 or any settlement agreement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment No. 2.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hittite Microwave Corporation

By:	/s/ Rick D. Hess
Name: Rick D. Hess Title: Chief Executive Officer and President

Dated: July 11, 2014